UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Tidewater Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88642R 10 9

(CUSIP Number)

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 15, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,584,354 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,584,354 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,584,354 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

IA

(1) Includes 164,889 Shares underlying Warrants.

1	NAME OF REPORTING PERSON

William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		703 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,584,354 (2)
PERSON WITH	9	SOLE DISPOSITIVE POWER

703 (1)
	10	SHARED DISPOSITIVE POWER

2,584,354 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,585,057 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

HC

(1) Includes 644 Shares underlying Warrants.

(2) Includes 164,889 Shares underlying Warrants.

1	NAME OF REPORTING PERSON

Kenneth H. Traub
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,462
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,462
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,462
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of Tidewater Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6002 Rogerdale Road, Suite 600, Houston, Texas 77072.

Item 2.	Identity and Background.

(a)       This statement is filed by Raging Capital Management, LLC, a Delaware limited liability company (“Raging Capital”), William C. Martin and Kenneth H. Traub. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Raging Capital is the General Partner of RC GLF 1, LP, a Delaware limited partnership (“RC GLF”), in whose name certain of the securities of the Issuer are held. William C. Martin is the Chairman, Chief Investment Officer and Managing Member of Raging Capital. RC GLF has delegated to Raging Capital sole investment authority with respect to the securities held by RC GLF pursuant to its Limited Partnership Agreement, dated July 17, 2017 (the “LPA”), which authority may not be terminated by RC GLF upon less than sixty-one days’ written notice to Raging Capital. As a result, each of Raging Capital and William C. Martin may be deemed to beneficially own the securities of the Issuer held by RC GLF.

Raging Capital is the Investment Manager of Raging Capital Offshore Fund, Ltd., a Cayman Islands exempted company (“Raging Capital Offshore Fund”), and Raging Capital Fund (QP), LP, a Delaware limited partnership (“Raging Capital Fund QP” and together with Raging Capital Offshore Fund, the “Raging Funds”), in whose names certain of the securities of the Issuer are held. William C. Martin is the Chairman, Chief Investment Officer and Managing Member of Raging Capital. The Raging Funds have delegated to Raging Capital sole investment authority with respect to the securities held by the Raging Funds pursuant to an Investment Management Agreement, dated November 9, 2012 (the “IMA”). The IMA may be terminated by any party thereto effective at the close of business on the last day of any fiscal quarter by giving the other party not less than sixty-one days’ written notice. As a result, each of Raging Capital and William C. Martin may be deemed to beneficially own the securities of the Issuer held by the Raging Funds.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers of Raging Capital. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The address of the principal office of each of the Reporting Persons is Ten Princeton Avenue, P.O. Box 228, Rocky Hill, New Jersey 08553.

(c)       The principal business of Raging Capital is serving as the General Partner of RC GLF and the Investment Manager of the Raging Funds and other affiliated entities. The principal occupation of William C. Martin is serving as the Chairman, Chief Investment Officer and Managing Member of Raging Capital. The principal occupation of Kenneth H. Traub is serving as a Managing Partner at Raging Capital. Mr. Traub is also a director of the Issuer.

(d)       No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Raging Capital is organized under the laws of the State of Delaware. Each of William C. Martin and Kenneth H. Traub is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares and Warrants (as defined in Item 4) of the Issuer owned by each Reporting Person were acquired pursuant to the Business Combination (as defined in Item 4) in consideration of the following securities of GulfMark Offshore, Inc. (“GulfMark”) owned by the Reporting Persons immediately prior to the closing of the Business Combination: RC GLF (2,193,981 shares of common stock); Raging Capital Offshore Fund (5,533 shares of common stock and warrants to purchase 59,811 shares of common stock); Raging Capital Fund QP (warrants to purchase 90,089 shares of common stock); William C. Martin (54 shares of common stock and warrants to purchase 586 shares of common stock); and Kenneth H. Traub (vested restricted stock units representing the right to receive 5,875 shares of common stock). Reference is made to the Schedules 13D filed by the Reporting Persons with respect to their ownership of such securities of GulfMark, and the source and amount of funds used to acquire such securities, prior to the closing of the Business Combination.

RC GLF and the Raging Funds effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

On November 15, 2018, the Issuer completed its previously-announced business combination (the “Business Combination”) with GulfMark pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated July 15, 2018, between the Issuer and GulfMark. Pursuant to the terms of the Merger Agreement, (i) each issued and then-outstanding share of common stock or right to receive a share of common stock of GulfMark was automatically converted into the right to receive 1.100 Shares of the Issuer, with cash paid in lieu of any fractional Share and (ii) each then-outstanding GulfMark warrant was automatically converted into the right to receive 1.100 Shares of the Issuer upon payment to the Issuer of the applicable exercise price ($100 per Share), subject to all other terms and conditions of the applicable GulfMark warrant agreement, including cash paid in lieu of any fractional Share the (“Warrants”). The Shares and Warrants of the Issuer owned by each Reporting Person were acquired pursuant to the Business Combination.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of securities of the Issuer desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer, directly or through their affiliates, through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and subject to any applicable rules or Issuer policies.

Except in Kenneth H. Traub’s capacity as a director of the Issuer, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D other than as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and may from time to time engage in discussions with management and the Board concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate, directly or through their affiliates, including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer or engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer subject to any applicable rules or Issuer policies, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 36,308,743 Shares outstanding as of November 15, 2018, which is the estimated total number of Shares outstanding immediately after the Business Combination based on publicly available information.

As of the close of business on the date hereof, each of Raging Capital and William C. Martin may be deemed to beneficially own 2,584,354 Shares, consisting of (i) 2,413,379 Shares held directly by RC GLF, (ii) 6,086 Shares and 65,792 Shares underlying Warrants held directly by Raging Capital Offshore Fund and (iii) 99,097 Shares underlying Warrants held directly by Raging Capital Fund QP, by virtue of their relationships with RC GLF and the Raging Funds discussed in further detail in Item 2, constituting approximately 7.1% of the Shares outstanding.

As of the close of business on the date hereof, William C. Martin may be deemed to beneficially own an additional 59 Shares and 644 Shares underlying Warrants held directly by him, which, together with the 2,419,465 Shares and 164,889 Shares underlying Warrants held directly by RC GLF and the Raging Funds that he may also be deemed to beneficially own, constitute approximately 7.1% of the Shares outstanding.

As of the close of business on the date hereof, Kenneth H. Traub directly owned 6,462 Shares, constituting less than 1% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own. Without limiting the foregoing sentence, each of RC GLF and the Raging Funds specifically disclaims beneficial ownership of the securities of the Issuer held by it by virtue of its inability to vote or dispose of such securities as a result of the LPA or IMA, as applicable.

(b)       Raging Capital and William C. Martin may be deemed to share the power to vote and dispose of the Shares held by RC GLF and the Raging Funds.

William C. Martin has the sole power to vote and dispose of the Shares he directly owns.

Kenneth H. Traub has the sole power to vote and dispose of the Shares he directly owns.

(c)       On November 15, 2018, Mr. Traub received in his capacity as a director of the Issuer restricted stock units representing the right to receive 3,126 Shares. Except as set forth in Item 4, there have been no other transactions by the Reporting Persons in the securities of the Issuer during the past 60 days.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 26, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and between Raging Capital Management, LLC, William C. Martin and Kenneth H. Traub, dated November 26, 2018.
99.2	Powers of Attorney.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2018	Raging Capital Management, LLC

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch as attorney-in-fact for William C. Martin

/s/ Kenneth H. Traub
Kenneth H. Traub

SCHEDULE A

Executive Officers of Raging Capital Management, LLC

Name and Position	Present Principal Occupation	Business Address
William C. Martin, Chairman, Chief Investment Officer and Managing Member	Chairman, Chief Investment Officer and Managing Member of Raging Capital Management, LLC	c/o Raging Capital Management, LLC Ten Princeton Avenue, P.O. Box 228 Rocky Hill, New Jersey 08553
Frederick C. Wasch, Chief Financial Officer	Chief Financial Officer of Raging Capital Management, LLC	c/o Raging Capital Management, LLC Ten Princeton Avenue, P.O. Box 228 Rocky Hill, New Jersey 08553